

Wallabing, Inc. (the "Company") a Texas Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended April 30, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Wallabing, Inc.

We have audited the accompanying balance sheets of Wallabing, Inc. as of April 30, 2023 and 2022, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Wallabing, Inc. as of April 30, 2023 and 2022, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 25, 2023
Vincenzo Mongio

WALLABING INC.
BALANCE SHEETS (AUDITED)

		April 30, 2023		April 30, 2022
Assets				
Current Assets:				
Cash and Cash Equivalents	$	10,500	$	11,667
Payroll Tax Receivable		206,986		206,986
Prepaid Expenses		20,679		10,419
Total Current Assets	$	**238,165**	$	**229,072**
Non Current Assets:				
Website Development, net of Accumulated Amortization	$	364,191	$	478,170
Total Non Current Assets	$	**364,191**	$	**478,170**
Total Assets	$	**602,356**	$	**707,242**
Liabilities and Stockholders' Equity (Deficit)				
Liabilities				
Current Liabilities:				
Accounts Payable	$	12,390	$	12,075
Payroll Liabilities		-		1,075
Total Current Liabilities	$	**12,390**	$	**13,150**
Non Current Liabilities:				
Future Equity Obligations (SAFE Notes)	$	100,000	$	100,000
Line of Credit - Related Party		92,062		-
Convertible Notes		355,000		355,000
Convertible Notes - Related Party		500,000		500,000
Accrued Interest - Convertible Notes		170,162		110,438
Accrued Interest - Line of Credit		1,019		-
Total Non Current Liabilities	$	**1,218,243**	$	**1,065,438**
Total Liabilities	$	**1,230,633**	$	**1,078,588**
Stockholders' Equity (Deficit)				
Common Stock, Voting, $0.00001 Par Value - 100,000,000 Shares Authorized, 34,632,014 Shares Issued and Outstanding as of April 30, 2023		97		97
Additional Paid-In Capital		3,964,489		3,498,736
Accumulated Deficit		(4,592,863)		(3,870,179)
Total Stockholders' Equity (Deficit)	$	**(628,277)**	$	**(371,346)**
Total Liabilities and Stockholders' Equity (Deficit)	$	**602,356**	$	**707,242**

WALLABING INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

		For the Years Ended		
		April 30, 2023		**April 30, 2022**
Revenues:				
Income	$	-	$	-
Total Revenues	**$**	**-**	**$**	**-**
Cost of Sales				
Cost of Sales	$	-	$	-
Total Cost of Sales	**$**	**-**	**$**	**-**
Gross Profit	**$**	**-**	**$**	**-**
Operating Expenses:				
Advertising and Marketing	$	10,466	$	79,797
Legal and Professional		9,877		16,191
Selling, General and Administrative		527,619		428,400
Research and Development		-		112,575
Amortization		113,979		91,723
Total Operating Expenses	**$**	**661,941**	**$**	**728,686**
Other (Income) Expense:				
Interest Expense		60,743		58,179
Total Other (Income) Expense	**$**	**60,743**	**$**	**58,179**
Loss from Continuing Operations Before Income Taxes	**$**	**(722,684)**	**$**	**(786,865)**
Provision for Income Taxes	$	-	$	-
Net Loss	**$**	**(722,684)**	**$**	**(786,865)**

WALLABING INC.
STATEMENTS OF CASHFLOWS (AUDITED)

		For the Years Ended		
		April 30, 2023		**April 30, 2022**
OPERATING ACTIVITIES				
Net Loss	$	(722,684)	$	(786,865)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Amortization		113,979		91,723
Changes in operating assets and liabilities:				
Accounts Payable		315		1,369
Accrued Interest - Convertible Notes		59,724		58,179
Accrued Interest - Line of Credit		1,019		-
Payroll Tax Receivable		-		(106,612)
Payroll Liabilities		(1,075)		(7,781)
Prepaid Expenses		(10,260)		(10,419)
Net Cash Flows provided by (used in) Operating Activities	$	**(558,982)**	$	**(760,406)**
INVESTING ACTIVITIES				
Website Development	$	-	$	(187,788)
Net Cash Flows provided by (used in) Investing Activities	$	**-**	$	**(187,788)**
FINANCING ACTIVITIES				
Issuance of Common Stock	$	-	$	60,000
Additional Paid-In Capital		465,753		448,000
Future Equity Obligations (SAFE Notes)		-		100,000
Line of Credit - Related Party		92,062		-
Convertible Notes		-		98,800
Net Cash Flows provided by (used in) Financing Activities	$	**557,815**	$	**706,800**
Net change in cash	$	**(1,167)**	$	**(241,394)**
Cash and Equivalents at the beginning of the year		11,668		253,062
Cash and Equivalents at the end of the year	$	**10,501**	$	**11,668**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	60,743	$	58,179
Cash paid during the year for income taxes	$	-	$	-

WALLABING INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED APRIL 30, 2023 AND 2022

	Common Stock			Additional Paid-In Capital		Accumulated Deficit		Total Stockholders' Deficit	
	Shares		Amount						
Balance as of May 1, 2021	34,432,015	$	77	$	2,990,755	$	(3,083,313)	$	(92,481)
Issuance of Common Stock	199,999	$	20	$	59,980	$	-	$	60,000
Additional Paid-in Capital	-	$	-	$	448,000	$	-	$	448,000
Net Loss	-	$	-	$	-	$	(786,865)	$	(786,865)
Balance on April 30, 2022	34,632,014	$	97	$	3,498,735	$	(3,870,178)	$	(371,346)
Additional Paid-in Capital	-	$	-	$	465,754	$	-	$	465,754
Net Loss	-	$	-	$	-	$	(722,684)	$	(722,684)
Balance on April 30, 2023	34,632,014	$	97	$	3,964,489	$	(4,592,862)	$	(628,276)

Wallabing, Inc.
Notes to the Audited Financial Statements
April 30th, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wallabing, Inc. ("the Company") was incorporated on February 26th, 2018, in the state of Texas under the name Wandervee, Inc. On April 7th, 2020, the Company changed its name to Wallabing, Inc. The Company offers the service and protection to RV owners with zero fees, comprehensive insurance, and DMV checks. Furthermore, assisting with marketing efforts and providing roadside assistance helps owners have a significantly smaller workload. For renters, the Company offers the best value and transparent, upfront pricing that's all finished off with the Company's mobile app that keeps both sides of the transaction accountable. Using independent sales consultants, (one hundred and fifty in thirty-two different states), and just two professional cold callers, the Company has gained an exponential increase in its traffic and in the number of users and RVs it has posted on its site. The Company's headquarters are located in Plano, Texas.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on April 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. The Company plans to earn revenue from providing services and protection to RV owners with zero fees, comprehensive insurance, and DMV checks.

Capitalized Internal-Use Software Costs

We are required to follow the guidance of ASC 350, "*Intangibles - Goodwill and Other*" in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years. The estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

Estimated Amortization Expense
5 Years Subsequent to 2023

Year	Amount
2024	$113,979
2025	$113,979
2026	$113,979
2027	$22,255
2028	-
Thereafter	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred. Advertising and promotional expenses for the years ended April 30, 2023 and April 30, 2022 amounted to $15,659 and $19,771, respectively, which is included in the Advertising and Marketing expense.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2018, the Company authorized the granting of Employee Stock Awards for the purpose of attracting and retaining key personnel. These awards shall vest immediately upon the grant date. In October 2020, a total of 3,650,000 shares have been awarded at the then-fair market value of $0.30 per share, resulting in total equity-based compensation expense of $1,095,000.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates. Management has concluded that the estimated fair value of the Company’s stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions are the United States and Texas. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In September 2022, the Company entered into a $1M Line of Credit with its founder that accrues interest at a rate of 10% on any funds drawn. This Line of Credit shall accrue interest at an additional rate of 5% if any outstanding balance is not repaid within 3 years of the effective date. The ending principal balance of this Line of Credit, plus accrued interest, was $93,801 as of April 20, 2023.

In October 2020, the Company entered into a Convertible Note with an entity owned by the wife of the Company's CEO. The principal balance of this note was $500,000 and carries the same terms and conditions as those Convertible Notes disclosed below (please see "Note 5" for further information).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 6.5%. The principal amounts plus any accrued interest shall be due and payable upon the demand of the holder at any time after December 2024. At the closing of the Company's next equity financing event whereby gross proceeds of at least $15M are raised, the convertible notes shall then convert into the same class and series of equity securities sold at a number equal to (x) the outstanding principal balance plus any accrued interest, divided by (y) the price-per-share of the equity securities sold multiplied by 80%. In the event the Company sells its Common Stock in a firm commitment underwritten public offering prior to an equity financing event, then the convertible notes shall convert into a number of the Company's equity securities at the same rate as disclosed above. Furthermore, the holders of the convertible notes are entitled to receive annual payments of a share of the Company's profits for each fiscal year the notes remain outstanding. Each holder shall receive 0.0002% of the Company's operating profit per each $100 in principal amount of the note. No such payments have been made as of April 30, 2023 and 2022.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the period ending April 30, 2022, the Company entered into two SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of a qualified equity financing event, the agreements provide the right of the investor to future equity in the same class and series of shares in an amount equal to the greater of (i) the SAFE Purchase Price divided by the lowest price-per-share of Preferred Stock sold, or (ii) the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $3M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of the Company's Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $3M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, if the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the dividend amount multiplied by the quotient of the SAFE

Purchase Price divided by the price-per-share equal to (x) the Valuation Cap of $3M divided by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of April 30, 2023 and 2022.

Please see "Note 3" regarding a Line of Credit from a related party.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended April 2023				For the Year Ended April 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	855,000	6.5%	2024	-	855,000	855,000	170,162	-	855,000	855,000	110,438
SAFE Notes	100,000	N/A	N/A	-	100,000	100,000	-	-	100,000	100,000	-
Line of Credit	92,062	10.0%	2025	-	92,062	92,062	1,019	-	-	-	-
Total				**-**	**1,047,062**	**1,047,062**	**171,181**	**-**	**955,000**	**955,000**	**110,438**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	855,000
2025	92,062
2026	-
2027	-
Thereafter	-

*The SAFE Notes mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with a par value of $0.0001 per share. 34,632,014 shares were issued and outstanding as of April 30, 2023 and 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 25, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.